[redacted]

08029075

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Polynous Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Pine Street Suite 2208
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin L. Klenck 415-217-3736
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloro Zydel & Holland LLP
(Name – *if individual, state last, first, middle name*)

135 Main Street 9th Floor (Address) San Francisco (City) CA (State) 94105 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
FEB 29 2008

FOR OFFICIAL USE ONLY
Office of Compliance Inspection and Examinations

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin L. Wenck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Polynous Securities LLC, as of 12-31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

Manager
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 22nd **day of** February, **20**08 **by** Kevin Laurence Wenck, **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature

(Seal)

CHRISTOPHER MICHAEL JOHNS
Commission # 1762837
Notary Public - California
San Francisco County
My Comm. Expires Aug 21, 2011

POLYNOUS SECURITIES, LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2007

CONTENTS

DAORO ZYDEL & HOLLAND LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

The Management
Polynous Securities, LLC

We have audited the accompanying statement of financial condition of Polynous Securities, LLC as of December 31, 2007, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Polynous Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daoro Zydel & Holland LLP

San Francisco, California
February 22, 2008

135 Main Street, 9th Floor, San Francisco, CA 94105 • Main: 415.781.2500 • Toll Free: 877.681.2500 • Fax: 415.781.2530

Polynous Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$	38,910
Investment in marketable securities		31,809
	$	70,719

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Payable to brokers and dealers	$	8,714
Accounts payable - other		800
		9,514
MEMBERS' EQUITY		61,205
	$	70,719

The accompanying notes are an integral part of this statement.

Polynous Securities, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2007

REVENUES	
Underwriting fees	$ 4,000
Sponsor fee	1,584
Interest income	107
NASD/NYSE consolidatation rebate	35,000
Unrealized gain (loss)	(3,191)
	37,500
OPERATING EXPENSES	
Broker registration fees	458
Professional fees	6,000
Other expenses	1,424
	7,882
Net earnings	$ 29,618

The accompanying notes are an integral part of this statement.

Polynous Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2007

		Members' Equity
Balance at beginning of year	$	31,587
Net earnings		29,618
Balance at end of year	$	61,205

The accompanying notes are an integral part of this statement.

Polynous Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2007

Cash flows from (to) operating activities:	
Net earnings	$ 29,618
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Unrealized loss from investments	3,191
Changes in operating assets and liabilities:	
Prepaid expenses	1,200
Payable to brokers and dealers	3,520
Net cash provided by operating activities	37,529
Cash flows from (to) investing activities:	
Purchase of marketable securities	(35,000)
Net cash used in investing activities	(35,000)
NET INCREASE IN CASH	2,529
Cash - beginning of year	36,381
Cash - end of year	$ 38,910

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), which was formerly the National Association of Securities Dealers (NASD). The Company was formed as a California Limited Liability Company on December 22, 1997 and shall continue until December 31, 2037 unless extended or earlier dissolved. In accordance with the Limited Liability Act, no member shall be personally liable for any liability of the Company.

1. Accounting Policies

   The Company maintains its records on the accrual basis of accounting. The Company operates under a "fully-disclosed" basis, whereby customers' money and security transactions are transacted and recorded by another brokerage house. Therefore, the computation pursuant to Rule 15c3-3 is not required.

2. Cash

   The Company maintains cash deposits with one bank located in San Francisco, California. At times, such deposits exceed applicable insurance limits.

3. Use of Estimates

   The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4. Income Taxes

No provision is made in the accompanying financial statements for liabilities for federal, state, or local income taxes since such liabilities are the responsibility of the Company members.

NOTE B - INVESTMENTS IN MARKETABLE SECURITIES

The company's investment in marketable securities consists of an investment in a mutual fund. The mutual fund is managed by the Company's managing member. The investment is reported at its fair market value of $31,809 at December 31, 2007. Unrealized losses resulting from the fluctuation in fair market value, reported in the Statement of Operations, were $ 3,191 for the year ended December 31, 2007.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The computation of net capital and required net capital (6 2/3% of aggregate indebtedness or $25,000 whichever is greater) amounted to $61,205 and $25,000, respectively, at December 31, 2007.

SUPPLEMENTAL INFORMATION

Schedule I

Polynous Securities, LLC

As of December 31, 2007

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Net Capital	
Total members' equity qualified for net capital	$ 61,205
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	61,205
Aggregate indebtedness	
Payable to brokers and dealers	8,714
Other accounts payable and accrued expenses	800
Total aggregate indebtedness	$ 9,514
Minimum net capital requirement (6 2/3% of $9,514)	$ 635
Minimum dollar net capital requirement	$ 25,000
Net capital requirement	$ 25,000
Excess net capital	$ 36,205
Excess net capital at 1000 percent	$ 60,254
Percent of aggregate indebtedness to net capital	16 %

There are no material differences from the company's computation included in Part II of Form X-17A-5.

Schedule II

Polynous Securities, LLC

As of December 31, 2007

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

An exception from Rule 15c3-3 is claimed based upon section (k)(2)(i), limited business.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not Applicable

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Management
Polynous Securities, LLC

In planning and performing our audit of the financial statements of Polynous Securities, LLC as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 – (continued)

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding

<u>**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 – (continued)**</u>

and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
February 22, 2008

END